Exhibit 21.1

Applied Aerospace & Defense, Inc.

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

AA&D Midco, Inc.	Delaware

AA&D Parent, Inc.	Delaware

Alken Industries Inc.	New York

American Flowform & Machining, LLC	Delaware

American Flowform Products, LLC	Delaware

Applied Aerospace Structures, LLC	Illinois

Consolidated Boring Inc.	Delaware

Faxon Machining, LLC	Ohio

Honematic Machine Corporation	Massachusetts

ICE-Bula Holdings, Inc.	Washington

Innovative Composite Engineering LLC	Washington

Integral Aerospace, LLC	Delaware

KE Company Acquisition Corp.	Delaware

MSI Disposition, Inc.	New Mexico

NeXolve Holding Company, LLC	Alabama

NeXolve Holdings, Inc.	Delaware

NuSpace, Inc.	California

PCX Aerostructures, LLC	Delaware

PCX Aerosystems – Manchester, LLC	Delaware

PCX Aerosystems Enfield, LLC	Delaware

SA Aviation Systems Holdings Inc.	Delaware

Ultracor, Inc.	California

Vestigo Aerospace, Inc.	Delaware